Exhibit 99.2

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Security Class

Holder Account Number

Form of Proxy - Annual And Special Meeting to be held on May 3, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Mountain Time, on Wednesday, May 1, 2019.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01GYUA

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Appointment of Proxyholder
I/We, being holder(s) of Pembina Pipeline Corporation hereby appoint: Mr. Michael H. Dilger, the President and Chief Executive Officer of the Corporation, or failing him, Mr. Harold K. Andersen, the Senior Vice President, External Affairs and Chief Legal Officer of the Corporation	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual And Special Meeting of Common shareholders of Pembina Pipeline Corporation to be held at the Ballroom at The Metropolitan Centre, 333-4th Avenue SW, Calgary, Alberta on Friday, May 3, 2019 at 2:00 PM (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors

The proxy allows you to vote for all of the nominees, vote for some of the nominees and withhold your vote for others, or withhold your vote for all of the nominees. Unless instructed otherwise, the persons named in the proxy will vote for all of our nominees.

FOR all nominees below	☐		WITHHOLD FROM VOTING all nominees below		☐	OR vote for individual nominees below
	For	Withhold		For	Withhold		For	Withhold

01. Anne-Marie N. Ainsworth	☐	☐	02. Michael H. Dilger	☐	☐	03. Randall J. Findlay	☐	☐

04. Maureen E. Howe	☐	☐	05. Gordon J. Kerr	☐	☐	06. David M.B. LeGresley	☐	☐

07. Robert B. Michaleski	☐	☐	08. Leslie A. O’Donoghue	☐	☐	09. Bruce D. Rubin	☐	☐

10. Jeffrey T. Smith	☐	☐	11. Henry W. Sykes	☐	☐

	For	Withhold

2.  Appointment of Auditors

To appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Corporation for the ensuing financial year at a remuneration to be fixed by the Board of Directors.

	☐	☐
	For	Against

3.  Continuation of the Shareholder Rights Plan

To vote on the continuation of the Corporation’s shareholder rights plan, as more particularly described in the accompanying management information circular.

	☐	☐

4.  Amending the Articles of Incorporation

To vote on the amendment to the Corporation’s Articles of Incorporation to increase the number of authorized Class A preferred shares, as more particularly described in the accompanying management information circular.

	☐	☐

5. Executive Compensation To accept the approach to executive compensation as disclosed in the accompanying management proxy circular.	☐	☐
To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive the Information Circular by mail for next securityholders meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

⬛	P A I Q	271876	A R 2	+

01GYVB